STATE OF MARYLAND
DEPT OF ASSESSMENTS AND TAXATION
CUST ID:0002367001
WORK ORDER:0001810039
DATE:12-23-2009 03:02 PM
AMT. PAID:$191.00

ARTICLES OF AMENDMENT

(1)

(2) Heartland, Inc.,
a Maryland corporation hereby certifies to the State Department of Assessments and Taxation of Maryland that:

(3) The charter of the corporation is hereby amended as follows:

The charter of the corporation is hereby amended by inserting new paragraph L of Article Sixth to read as follows:

(L) The issued and outstanding shares of the Corporation's common stock shall be reverse split, on two (2) to one (1) share ratio, with each two (2) currently issued and outstanding shares of the Corporation's common stock being replaced by one (1) share of post-split common stock. Par value shall remain unchanged. All other rights and privileges of the common stock shall remain unchanged. Preferred stock shall not be affected by this Amendment. Any fractional shares resulting from the reverse stock split will be rounded up to the nearest whole number. The effective date of the reverse split is January 15, 2010.

This amendment of the charter of the corporation has been approved by

(4) The Directors approved this amendment. Pursuant to section 2-309(e), the Company is not required to obtain shareholder approval for this amendment.

We the undersigned President and Secretary swear under penalties of perjury that the foregoing is a corporate act.

(5) Thomas C. Miller
Secretary

(5) Terry L. Lee
President

(6) Return address of filing party:

1005 N. 19th Street,

~~Middlesbury~~, Kentucky 40965
Middlesboro

DEC 23 2009
10:49AM

STATE OF MARYLAND

I hereby certify that this is a true and complete copy of the 2 page document on file in this office. DATED: 12/23/09

STATE DEPARTMENT OF ASSESSMENTS AND TAXATION

BY: _______________, Custodian

This stamp replaces our previous certification system. Effective: 6/95



CORPORATE CHARTER APPROVAL SHEET

EXPEDITED SERVICE   ** KEEP WITH DOCUMENT **

DOCUMENT CODE 09   BUSINESS CODE ______

D05284310

Close ______ Stock ______ Nonstock ______

P.A. ______ Religious ______

Merging (Transferor) ______

Surviving (Transferee) ______

Affix Barcode Label Here

1000361999122835

Affix Barcode Label Here

ID # D05284310 ACK # 1000361999122835
PAGES: 0002
HEARTLAND, INC.

12/23/2009 AT 10:49 A WO # 0001810039

New Name ______

FEES REMITTED

	Base Fee:	100
	Org. & Cap. Fee:	
	Expedite Fee:	70
	Penalty:	
	State Recordation Tax:	
	State Transfer Tax:	
1	Certified Copies	
	Copy Fee:	21
	Certificates	
	Certificate of Status Fee:	
	Personal Property Filings:	
	Mail Processing Fee:	
	Other:	
	TOTAL FEES:	191

Credit Card ______ Check ✓ Cash ______

______ Documents on ______ Checks

Approved By: [signature]

Keyed By: [signature]

COMMENT(S):

______ Change of Name
______ Change of Principal Office
______ Change of Resident Agent
______ Change of Resident Agent Address
______ Resignation of Resident Agent
______ Designation of Resident Agent and Resident Agent's Address
______ Change of Business Code

______ Adoption of Assumed Name

______ Other Change(s)

Code 409

Attention: ______

HSC AGENT SERVICES, INC.
245 W CHASE ST
BALTIMORE MD 21201-4823

Effective 1/15/2010

Stamp Work Order and Customer Number HERE

STATE OF MARYLAND
DEPT OF ASSESSMENTS AND TAXATION
CUST ID:0002367001
WORK ORDER:0001810039
DATE:12-23-2009 03:02 PM
AMT. PAID:$191.00